MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as at July 29, 2014 and should be read in conjunction with our unaudited condensed interim consolidated financial statements and accompanying notes for the three and six months ended June 30, 2014 and with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2013. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information relating to the Company, including our Annual Information Form, is filed with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov) and is also available on our website at www.ballard.com.

BUSINESS OVERVIEW

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale, service and license of fuel cell products for a variety of applications, focusing on our “commercial stage” markets of Telecom Backup Power and Material Handling and on our “development stage” markets of Bus and Distributed Generation, as well as the provision of Engineering Services for a variety of fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with our proprietary technology which draws on intellectual property from our patent portfolio together with our extensive experience in key areas of fuel cell stack operation, system integration, and fuel processing.

We provide our customers with the positive economic and environmental benefits unique to fuel cell power. We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets. Our focus is on leveraging the inherent reliability and durability derived from our legacy automotive technology into non-automotive markets where demand is near term and on our core competencies of PEM fuel cell design, development, manufacture, sales and service.

Our business strategy is a three-pronged approach to build shareholder value through product sales, engineering services, and licensing. In product sales, our focus is to leverage our product leadership and early mover positioning in the Telecom Backup Power and Material Handling markets. Through engineering services, our strategy is to leverage our technical capabilities and intellectual property, working with lead customers in profitable contract programs which could result in additional product sales opportunities. Our approach to licensing is to monetize our extensive intellectual property portfolio and fundamental knowledge in ways that establish new customer relationships as well as opportunities in new markets. To support our business strategy and our capability to execute on our clean energy growth priorities, we have also focused our efforts on bolstering our cash reserves in addition to continued efforts on both product cost reduction and managing our operating expense base including overall expense reductions, the pursuit of government funding for our research and product development efforts, and the redirection of engineering resources to revenue generating engineering service projects.

We are based in Canada, with head office, research and development, testing and manufacturing facilities in Burnaby, British Columbia. We also use a contract manufacturing facility in Tijuana, Mexico, have research and development facilities in Oregon and Maryland, U.S.A., and have a sales, manufacturing, and research and development facility in Hobro, Denmark.

RECENT DEVELOPMENTS

On June 29, 2014, we completed a definitive agreement for the sub-license of intellectual property to M-Field Energy Corporation (“M-Field”) for material handling systems to be deployed in Europe (“M-Field Licensing Agreement”). Ballard will also provide M-Field with engineering services support into early-2015 to assist in optimizing system integration activities utilizing Ballard fuel cell stacks. The agreement has an initial value of approximately $1 million. Also under the agreement, Ballard will be the exclusive supplier of fuel cell stacks, including the FCgen®-1020ACS air-cooled and FCvelocity®-9SSL liquid-cooled stack products, for all material handling systems deployed by M-Field in Europe. Amounts earned from the M-Field Licensing Agreement (approximately $0.5 million in the second quarter of 2014) are recorded as either Material Handling or Engineering Services revenues depending on the nature of the work performed. Prior to the completion of the M-Field Licensing Agreement, we acquired the material handling intellectual property portfolio of H2 Logic A/S, a leading European manufacturer of hydrogen refueling stations and fuel cell systems for applications such as forklift trucks and tow tractors when H2 Logic A/S made a strategic decision to narrow its business focus to hydrogen refueling stations. Ballard is sub-licensing this intellectual property to M-Field.

On June 19, 2014, we completed a definitive agreement with Azure Hydrogen Energy Science and Technology Corporation (“Azure”) in relation to an assembly license for Telecom Backup Power systems for the China market (“Azure Telecom Backup Power Licensing Agreement”). The agreement has a value of approximately $6 million over 2014 and 2015. In addition to the payment for the assembly license, Ballard will be the exclusive supplier of subsystems to Azure including FCgen®-1020ACS air-cooled fuel cell stacks and fuel processors and will receive a royalty payment for each Telecom Backup Power system sold in China should Azure successfully execute its Business Plan and achieve volume commitments. Amounts earned from the Azure Telecom Backup Power Licensing Agreement (approximately $1.5 million in the second quarter of 2014) are recorded as either Backup Power or Engineering Services revenues depending on the nature of the work performed.

On April 24, 2014, we acquired the transportation and stationary related fuel cell intellectual property assets of United Technologies Corporation (“UTC”) for total consideration of $22.3 million. The acquired assets consist of approximately 800 patents and patent applications, as well as patent licenses, invention disclosures and know-how primarily related to PEM fuel cell technology. In addition to incremental intellectual property licensing revenue opportunities, the acquired intellectual property assets will support other key elements of Ballard’s corporate strategy: engineering service capabilities will be expanded in both automotive and non-automotive markets; and fuel cell product sales will be accelerated through product development initiatives in areas such as durability and balance of plant simplification. As consideration for the acquired intellectual property assets, UTC received 5.1 million Ballard common shares valued at $20.3 million, $2 million in cash, a grant back license to use the patent portfolio in UTC’s existing businesses, and a portion of royalties on Ballard’s future intellectual property licensing income generated from the combined intellectual property portfolio for a period of 15-years. In connection with the transaction, Ballard and UTC have formed a strategic alliance led by a joint Advisory Council. The Advisory Council will focus on licensing and other commercial market opportunities arising from the combination of the acquired UTC portfolio and Ballard’s extensive intellectual property.

During the first half of 2014, a total of 7.9 million share purchase warrants were exercised for Ballard common shares generating proceeds of $12.3 million. The share purchase warrants were issued as part of two underwritten offerings which closed in March 2013 and October 2013 (see below for additional details). As of June 30, 2014, 0.25 million share purchase warrants from the March Offering and 1.7 million share purchase warrants from the October Offering remain outstanding.

During the first half of 2014, a total of 3.55 million employee share purchase options were exercised for Ballard common shares generating proceeds of $6.8 million. As of June 30, 2014, 4.3 million share purchase options at a variety of prices and vesting dates remain outstanding.

During March 2014, Anglo American Platinum Limited (“Anglo”) converted its $4.0 million non-interest bearing promissory note into 4.76 million Ballard common shares as per the terms of an agreement announced on March 3, 2013 (see below for additional details). On conversion, the entire $4.0 million Note (which was classified as an equity instrument on initial issuance in 2013) was reclassified from Contributed Surplus to Share Capital.

On February 25, 2014, Ballard’s President and Chief Executive Officer, John Sheridan, informed the Board of Directors of his intention to retire by the end of 2014. Ballard’s Board of Directors has established a search committee and expects to have the new Chief Executive Officer in place and the transition process complete by the fourth quarter of 2014.

On November 27, 2013, all of the convertible debt issued by our subsidiary Dantherm Power to Ballard and the non-controlling interests in Dantherm Power was exercised and converted into shares of Dantherm Power. The conversion did not impact the respective ownership of Dantherm Power with Ballard retaining a 52% ownership interest as compared to a 38% interest held by Dantherm A/S and a 10% interest held by Azure. On conversion, the convertible debt held by the non-controlling interests, Dantherm A/S and Azure, totaling $3.5 million was reclassified on Ballard’s statement of financial position from debt to equity.

On October 9, 2013, we closed an underwritten offering (“October Offering”) of 10.35 million units at a price of $1.40 per unit for gross proceeds of $14.5 million. Each unit in the October Offering was comprised of one common share and 0.25 of a warrant to purchase one common share. Each whole warrant was exercisable immediately upon issuance, having a five-year term and an exercise price of $2.00 per share. Net proceeds from the October Offering were $13.1 million, after deducting underwriting discounts, commissions and other offering expenses. During the first half of 2014, 0.9 million share purchase warrants from the October Offering were exercised for Ballard common shares generating proceeds of $1.8 million. As of June 30, 2014, 1.7 million share purchase warrants from the October Offering remain outstanding.

On September 26, 2013, we completed multi-year definitive agreements with Azure to support Azure’s zero emission fuel cell bus program for the China market. Azure plans to partner with Chinese bus manufacturers in a phased development program for deployment of zero emission fuel cell buses in China, using Ballard’s world leading fuel cell technology (“Azure Bus Licensing Agreement”). For the first phase of the program, Ballard has agreed to provide a license, associated equipment and engineering services to enable assembly of Ballard’s FCvelocity®-HD7 bus power modules by Azure in China. Once this assembly capability is established, Azure will assemble modules with fuel cell stacks to be supplied exclusively by Ballard. The expected value of the contract to Ballard over the initial 12-months of the first phase will be approximately $11 million, related to the license for module assembly together with associated equipment and engineering services. If Azure’s China bus program progresses as planned, the contract will generate value beyond the $11 million license revenue, commensurate with the volume of fuel cell stacks to be ordered. Azure plans to secure funding from Chinese sources, including both private investors and governments, to enable the development of fuel cell bus fleets in China for initial public transit service by 2015. Amounts earned from the Azure Bus Licensing Agreement (approximately $1.6 million in the second quarter of 2014, $3.9 million in the first half of 2014 and $5 million in 2013) are recorded as either Bus or Engineering Services revenues depending on the nature of the work performed.

On March 31, 2013, our subsidiary Dantherm Power completed an agreement whereby Azure acquired a 10% ownership position in Dantherm Power for proceeds of $2.0 million to Dantherm Power. The $2.0 million investment consisted of the issuance of Dantherm Power share capital of $1.4 million and Dantherm Power convertible debentures of $0.6 million (which was subsequently converted to Dantherm Power share capital in November 2013). Following the transaction in March 2013, Ballard’s ownership position in Dantherm Power was reduced from 57% to 52% while still retaining control over Dantherm Power.

On March 28, 2013, we completed an agreement with Anglo under which Anglo invested $4.0 million in Ballard through its PGM Development Fund to support continued development and commercial advancement of our fuel cell production. The investment was in the form of a $4.0 million, 5-year, non-interest bearing convertible promissory note (“Note”) issued by Ballard. The Note was repayable through the issuance of Ballard common shares at Anglo’s option on or before the loan maturity date of April 1, 2018. The conversion price was set at a fixed price of $0.84 per share (or 4.76 million Ballard common shares on conversion of the entire $4.0 million Note) which was equal to a 20% discount to the market price of the Ballard common shares on the closing date of the transaction. In March 2014, the entire $4.0 million Note was converted into 4.76 million Ballard common shares.

On March 26, 2013, we closed on an underwritten offering (“March Offering”) of 7.275 million units at a price of $1.10 per unit for gross proceeds of $8.0 million. Each unit in the March Offering was comprised of one common share and one warrant to purchase one common share. Each warrant was exercisable immediately upon issuance, having a five-year term and an exercise price of $1.50 per share. Net proceeds from the March Offering were $6.8 million, after deducting underwriting discounts, commissions and other offering expenses, legal and accounting fees, and previously incurred costs related to the 2012 base shelf prospectus under which the units were issued. During the first half of 2014, 7.0 million share purchase warrants from the March Offering were exercised for Ballard common shares generating proceeds of $10.5 million. As of June 30, 2014, 0.25 million share purchase warrants from the March Offering remain outstanding.

On March 6, 2013, we completed an agreement with Volkswagen Group (“Volkswagen”) for an engineering services contract to advance development of fuel cells for use in powering demonstration cars in Volkswagen’s fuel cell automotive research program. The contract term is 4 years commencing in March 2013, with an option for a 2 year extension. The expected contract value is in the range of approximately $60 - $100 million Canadian. Amounts earned from this agreement (approximately $5.3 million in the second quarter of 2014, $10.4 million in the first half of 2014 and $13.5 million in 2013) are recorded primarily as Engineering Services revenues.

On January 31, 2013, we completed an agreement to sell substantially all of the assets in our Lowell, Massachusetts based Material Products division for net cash proceeds of $9.0 million after deducting for working capital adjustments, broker commissions and expenses, and legal and other expenses. During the first quarter of 2014, we received additional proceeds of $0.3 million payable through a product credit in 2014 and 2015 for fuel cell gas diffusion layers (“GDLs”) based on the 2013 financial results of the former Material Products division. The Material Products segment is classified as a discontinued operation in our consolidated financial statements.

On January 15, 2013, we reached an agreement with Technology Partnerships Canada (“TPC”) to terminate all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 2) in exchange for a final repayment to TPC of $1.9 million Canadian. Under the terms of the Utilities Development Program (Phase 2) with TPC, total royalties were payable annually at 4% of revenue of such products and limited to a total maximum repayment of $38.3 million Canadian. On settlement with TPC on January 15, 2013, we recorded a charge of ($1.2) million to Finance income (loss) representing the excess of the settlement amount of $1.9 million over royalty amounts accrued as of the date of settlement of $0.7 million. The $1.9 million settlement was paid in four equal quarterly installments of $0.48 million in 2013.

In June 2011, we obtained a $7.0 million Canadian (revised to $7.3 million Canadian in December 2012) award agreement from Sustainable Development Technology Canada (“SDTC”) for the period from 2011 to 2013 (extended to December 2014) for extending the operating life and lower the product cost of FCgen™-1300, the fuel cell product that powers Ballard’s CLEARgen™ distributed generation system. This award is in addition to a $4.8 million Canadian (revised to $6.9 million Canadian in June 2012) award agreement from SDTC announced in 2010 for the period from 2010 to 2012 (extended to November 2013) for helping to develop the FCvelocity®-HD7, Ballard’s next-generation of fuel cell power module designed specifically for integration into bus applications and reflecting improved durability and reliability as well as a significant reduction in cost. These awards are recorded primarily as a cost offset against our research and product development expenses as the expenses are incurred on these programs.

OPERATING SEGMENTS

We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale, service and license of fuel cell products for our “commercial stage” markets of Telecom Backup Power and Material Handling and for our “development stage” markets of Bus and Distributed Generation, as well as the provision of Engineering Services for a variety of fuel cell applications.

RESULTS OF OPERATIONS – Second Quarter of 2014
Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Three months ended June 30,

Fuel Cell Products and	2014	2013	$ Change	% Change
Services
Telecom Backup Power	$3,728	$4,253	$(525)	(12%)
Material Handling	4,586	1,485	3,101	209%
Engineering Services	8,405	5,749	2,656	46%
Development Stage	1,752	3,110	(1,358)	(44%)
Revenues	18,471	14,597	3,874	27%
Cost of goods sold	13,930	11,361	(2,569)	(23%)
Gross Margin	$4,541	$3,236	$1,305	40%
Gross Margin %	25%	22%	n/a	3	pts

Fuel Cell Products and Services Revenues of $18.5 million for the second quarter of 2014 increased 27%, or $3.9 million, compared to the second quarter of 2013. The 27% increase was driven by significantly higher Material Handling and Engineering Services revenues, which more than offset the decline in Telecom Backup Power and Development Stage revenues.

Material Handling revenues of $4.6 million increased $3.1 million, or 209%, as a result of significantly higher shipments in support of Plug Power Inc.’s GenDrive™ systems, combined with licensing revenue as a result of the M-Field Licensing Agreement. Engineering Services revenues of $8.4 million increased $2.7 million, or 46%, as services performed in 2014 on the Volkswagen and Azure agreements and several smaller-scale programs were significantly higher than amounts performed in 2013 on Volkswagen and certain other automotive contracts. Telecom Backup Power revenues of $3.7 million decreased ($0.5) million, or (12%) due to a decline in methanol-based and hydrogen-based system shipments which more than offset an increase in shipments of hydrogen-based backup power stacks (total methanol-based and hydrogen-based system shipments were 85 in the second quarter of 2014 as compared to 177 systems in the first quarter of 2013) and an increase in licensing revenue as a result of the Azure Telecom Backup Power License Agreement. Development stage revenues of $1.8 million decreased ($1.4) million, or (44%), due to lower Bus revenues as amounts earned in the second quarter of 2014 primarily on the Azure Bus Licensing Agreement were lower than amounts earned in the second quarter of 2013 primarily for shipments of heavy-duty fuel cell bus modules to Van Hool NV and Sunline Transit Agency.

Fuel Cell Products and Services gross margins increased to $4.5 million, or 25% of revenues, for the second quarter of 2014, compared to $3.2 million, or 22% of revenues, for the second quarter of 2013. The overall increase and improvement in gross margin was driven by the increase in higher margin Engineering Services and licensing revenues, partially offset by higher manufacturing overhead and related costs as a result of lower Telecom Backup Power shipments and inventory obsolescence charges of $0.6 million.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2014	2013	$ Change	% Change
Research and Product
Development (operating cost)	$2,492	$3,030	$(538)	(18%)
General and Administrative
(operating cost)	2,439	2,263	176	8%
Sales and Marketing (operating cost)	1,754	1,775	(21)	(1%)
Cash Operating Costs	$6,685	$7,068	$(383)	(5%)
Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for the second quarter of 2014 were $6.7 million, a decline of ($0.4) million, or (5%), compared to the second quarter of 2013. The 5% reduction in the second quarter of 2014 was driven by a decline in research and product development costs primarily as a result of the redirection of engineering resources to revenue generating engineering service projects, with selling, general and administrative costs relatively flat quarter over quarter. Labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

Operating costs in the second quarter of 2014 also benefited from the positive impact of a weaker Canadian dollar, relative to the U.S. dollar. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, operating expenses and Adjusted EBITDA are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately 7% lower for the second quarter of 2014 as compared to the second quarter of 2013, positive foreign exchange impacts on our Canadian operating cost base and Adjusted EBITDA were approximately $0.5 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.2 million to $0.3 million.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2014	2013	$ Change	% Change
Adjusted EBITDA	$(1,214)	$(3,275)	$2,061	63%
EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for the second quarter of 2014 was ($1.2) million, an improvement of $2.1 million, or 63%, compared to the second quarter of 2013. The $2.1 million reduction in Adjusted EBITDA loss in the second quarter of 2014 was driven by gross margin improvements of $1.3 million as a result of the 27% increase in total revenues, combined with the reduction in Cash Operating Costs of $0.4 million.

Net loss attributable to Ballard

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2014	2013	$ Change	% Change
Net loss attributable to Ballard from	$(4,457)	$(5,203)	$746	14%
continuing operations

Net loss attributable to Ballard from continuing operations for the second quarter of 2014 was ($4.5) million, or ($0.03) per share, compared to a net loss of ($5.2) million, or ($0.05) per share, in the second quarter of 2013. The $0.7 million reduction in net loss for the first quarter of 2014 was driven primarily by the improvement in Adjusted EBITDA of $2.1 million, partially offset by a decline in Finance and other income of ($0.9) million primarily as a result of lower foreign exchange gains on our Canadian dollar-denominated net monetary position, and by higher income taxes of ($0.4) million related to withholding taxes on certain licensing income.

Net loss attributable to Ballard from continuing operations excludes the net loss attributed to the non-controlling interests in the losses of Dantherm Power. During the second quarters of 2014 and 2013, we held a 52% equity interest in Dantherm Power. Net loss attributed to non-controlling interests for the second quarter of 2014 was ($0.4) million, as compared to ($0.6) million for the second quarter of 2013.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2014	2013	$ Change	% Change
Cash (used in) provided by operating	$(2,947)	$(4,704)	$1,757	37%
activities

Cash used in operating activities in the second quarter of 2014 was ($2.9) million, consisting of cash operating losses of ($2.3) million and net working capital outflows of ($0.6) million. Cash used in operating activities in the second quarter of 2013 was ($4.7) million, consisting of cash operating losses of ($3.2) million and net working capital outflows of ($1.5) million. The $1.8 million decrease in cash used by operating activities in the second quarter of 2014, as compared to the second quarter of 2013, was driven by the relative improvement in cash operating losses of $0.9 million, combined with lower relative working capital requirements of $0.9 million. The $0.9 million improvement in cash operating losses was due primarily to the $2.1 million improvement in Adjusted EBITDA, partially offset by lower Finance and other income of ($0.9) million.

The total change in working capital of ($0.6) million in the second quarter of 2014 was due primarily to higher accounts receivable of ($1.6) million primarily as a result of the timing of Engineering Services, Bus and Telecom Backup Power revenues and the related customer collections, by increased inventory of ($0.5) million to support higher product shipments expected in the last half of the year, and by lower deferred revenue of ($0.6) million as we completed the contract work on certain Engineering Services and SDTC government grant contracts for which we received pre-payments in an earlier period. These working capital outflows in the second quarter of 2014 were partially offset by working capital inflows related to higher accounts payable and accrued liabilities of $2.0 million due primarily to the timing of purchases and supplier payments. This compares to a total change in working capital of ($1.5) million in the second quarter of 2013 which were driven by increased inventory of ($3.2) million to support expected higher product shipments in the last half of 2013, combined with lower accounts payable and accrued liabilities of ($1.0) million due primarily to the quarterly TPC settlement payment and increased supplier payments. These working capital outflows in the second quarter of 2013 were partially offset by cash inflows as a result of lower accounts receivable of $2.7 million due primarily to the timing of Engineering Services and Telecom Backup Power revenues and the related customer collections.

RESULTS OF OPERATIONS – Six months ended June 30, 2014

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Fuel Cell Products and	2014	2013	$ Change	% Change
Services
Telecom Backup Power	$6,598	$10,650	$(4,052)	(38%)
Material Handling	6,582	2,372	4,210	177%
Engineering Services	15,846	8,363	7,483	89%
Development Stage	3,437	5,547	(2,110)	(38%)
Revenues	32,463	26,932	5,531	21%
Cost of goods sold	24,392	20,758	(3,634)	(18%)
Gross Margin	$8,071	$6,174	$1,897	31%
Gross Margin %	25%	23%	n/a	2	pts

Fuel Cell Products and Services Revenues of $32.5 million for the first half of 2014 increased 21%, or $5.5 million, compared to the first half of 2013. The 21% increase was driven by significantly higher Material Handling and Engineering Services revenues, which more than offset the decline in Telecom Backup Power and Development Stage revenues.

Material Handling revenues of $6.6 million increased $4.2 million, or 177%, as a result of significantly higher shipments in support of Plug Power Inc.’s GenDrive™ systems, combined with licensing revenue as a result of the M-Field Licensing Agreement. Engineering Services revenues of $15.8 million increased $7.5 million, or 89%, as services performed in 2014 on the Volkswagen and Azure agreements and several smaller-scale programs were significantly higher than amounts performed in 2013 on Volkswagen and certain other automotive contracts. Telecom Backup Power revenues of $6.6 million decreased ($4.1) million, or (38%) due to a decline in methanol-based and hydrogen-based system shipments which more than offset an increase in shipments of hydrogen-based backup power stacks (total methanol-based and hydrogen-based system shipments were 132 in the first half of 2014 as compared to 464 systems in the first half of 2013) and an increase in licensing revenue as a result of the Azure Telecom Backup Power License Agreement. Development stage revenues of $3.4 million decreased ($2.1) million, or (38%), due to lower Bus revenues as amounts earned in the first half of 2014 primarily on the Azure Bus Licensing Agreement were lower than amounts earned in the first half of 2013 for shipments of heavy-duty fuel cell bus modules primarily to Van Hool NV, Sunline Transit Agency and CTTransit.

Fuel Cell Products and Services gross margins increased to $8.1 million, or 25% of revenues, for the first half of 2014, compared to $6.2 million, or 23% of revenues, for the first half of 2013. The overall increase and improvement in gross margin was driven by the increase in higher margin Engineering Services and licensing revenues, partially offset by higher manufacturing overhead and related costs as a result of lower Telecom Backup Power shipments and by inventory obsolescence charges of $0.6 million.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2014	2013	$ Change	% Change
Research and Product
Development (operating cost)	$4,719	$7,283	$(2,564)	(35%)
General and Administrative (operating
cost)	4,765	4,444	321	7%
Sales and Marketing (operating cost)	3,508	3,567	(59)	(2%)
Cash Operating Costs	$12,992	$15,294	$(2,302)	(15%)
Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for the first half of 2014 were $13.0 million, a decline of ($2.3) million, or (15%), compared to the first half of 2013. The 15% reduction in 2014 was driven by a decline in research and product development costs primarily as a result of the redirection of engineering resources to revenue generating engineering service projects, with selling, general and administrative costs relatively flat. Labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

Operating costs in the first half of 2014 also benefited from the positive impact of a weaker Canadian dollar, relative to the U.S. dollar. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, operating expenses and Adjusted EBITDA are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately 8% lower for the first half of 2014 as compared to the first half of 2013, positive foreign exchange impacts on our Canadian operating cost base and Adjusted EBITDA were approximately $1.0 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.2 million to $0.3 million.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2014	2013	$ Change	% Change
Adjusted EBITDA	$(3,029)	$(7,482)	$4,454	60%
EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for the first half of 2014 was ($3.0) million, an improvement of $4.5 million, or 60%, compared to the second quarter of 2013. The $4.5 million reduction in Adjusted EBITDA loss in the first half of 2014 was driven by gross margin improvements of $1.9 million as a result of the 21% increase in total revenues, combined with the reduction in Cash Operating Costs of $2.3 million.

Net loss attributable to Ballard

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2014	2013	$ Change	% Change
Net loss attributable to Ballard from continuing	$(8,298)	$(13,139)	$4,842	37%
operations

Net loss attributable to Ballard from continuing operations for the first half of 2014 was ($8.3) million, or ($0.07) per share, compared to a net loss of ($13.1) million, or ($0.14) per share, in the first half of 2013. The $4.8 million reduction in net loss in 2014 was driven primarily by the improvement in Adjusted EBITDA of $4.5 million, combined with an increase in Finance and other income of $0.2 million. Finance and other income in the first half of 2013 was nominal as foreign exchange gains of $1.3 million on our Canadian dollar-denominated net monetary position were offset by a ($1.2) million charge as a result of the settlement of the TPC obligation. Net loss attributable to Ballard in 2014 and 2013 was also negatively impacted by impairment charges of ($0.2) million and ($0.4) million, respectively, on our non-core investment in Chrysalix Energy Limited Partnership.

Excluding the impact of the Chrysalix impairment charge of ($0.2) million in the first half of 2014, and the TPC settlement charge of ($1.2) million and the Chrysalix impairment charge of ($0.4) million in the first half of 2013, Normalized Net Loss (see Supplemental Non-GAAP Measures) in the first half of 2014 improved $3.4 million, or $0.05 per share, as compared to the first half of 2013.

Net loss attributable to Ballard from continuing operations excludes the net loss attributed to the non-controlling interests in the losses of Dantherm Power. During the first half of 2014, we held a 52% equity interest in Dantherm Power as compared to a 57% equity interest held in the first quarter of 2013 and a 52% equity interest in the second half of 2013. Net loss attributed to non-controlling interests for the first half of 2014 was ($0.7) million, as compared to ($1.0) million for the first half of 2013.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2014	2013	$ Change	% Change
Cash (used in) provided by operating	$(9,585)	$(11,702)	$2,117	18%
activities

Cash used in operating activities in the first half of 2014 was ($9.6) million, consisting of cash operating losses of ($4.5) million and net working capital outflows of ($5.1) million. Cash used in operating activities in the first half of 2013 was ($11.7) million, consisting of cash operating losses of ($9.4) million and net working capital outflows of ($2.3) million. The $2.1 million decrease in cash used by operating activities in the first half of 2014, as compared to the first half of 2013, was driven by the relative improvement in cash operating losses of $4.9 million, partially offset by higher relative working capital requirements of ($2.8) million. The $4.9 million improvement in cash operating losses was due primarily to the $4.5 million improvement in Adjusted EBITDA.

The total change in working capital of ($5.1) million in the first half of 2014 was due primarily to higher accounts receivable of ($3.9) million primarily as a result of the timing of Engineering Services, Bus and Telecom Backup Power revenues and the related customer collections, and by lower deferred revenue of ($3.0) million as we completed the contract work on certain Engineering Services and SDTC government grant contracts for which we received pre-payments in an earlier period. These working capital outflows in the first half of 2014 were partially offset by working capital inflows related to higher accounts payable and accrued liabilities of $3.5 million due primarily to the timing of purchases and supplier payments. This compares to a total change in working capital of ($2.3) million in the first half of 2013 which was driven by higher inventory of ($3.0) million due to the buildup of inventory to support higher product shipments expected in the last half of 2013, and by higher accounts receivable of ($1.8) million primarily as a result of the timing of Telecom Backup Power revenues and the related customer collections, partially offset by higher deferred revenue of $1.9 million as we received Engineering Services and SDTC government grant receipts in advance of incurring the related contract work.

RESULTS OF DISCONTINUED OPERATIONS

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2014	2013	$ Change	% Change
Revenues	$-	$867	$(867)	(100%)
Cost of goods sold	-	(610)	610	100%
Gross margin	-	257	(257)	(100%)
Operating expenses	-	(240)	240	100%
Impairment (charge) recovery on
property, plant and equipment	320	(50)	370	740%
Income taxes	-	(9)	9	100%
Net earnings (loss) from
discontinued operations	$320	$(42)	$362	862%

As a result of the disposition of our Materials Products segment on January 31, 2013, the former Material Products segment has been classified as a discontinued operation in our consolidated financial statements. As such, the operating results of the former Material Products segment have been removed from our results from continuing operations and are instead presented separately in the statement of comprehensive income as income from discontinued operations. The former Materials Product segment sold carbon fiber products primarily for automotive transmissions, and GDL’s for fuel cells.

Net earnings from discontinued operations of $0.3 million for the six months ended June 30, 2014 relate to additional proceeds to be received in 2014 and 2015 in the form of a 12-month product credit as a result of the disposition of the former Materials Product division. The $0.3 million product credit is to be utilized through the supply of fuel cell gas diffusion layers, a component in our fuel cell modules, and represent the additional potential proceeds that are now payable based on the 2013 financial results of the former Material Products division. The additional proceeds payable have been recorded as a reversal of previously recorded impairment losses on property, plant and equipment.

OPERATING EXPENSES AND OTHER ITEMS

Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Research and product development	2014	2013	$ Change	% Change
Research and product development expense	$3,556	$4,142	$(586)	(14%	)
Less: Depreciation and amortization expense	$(793)	$(803)	$10	1%
Less: Stock-based compensation expense	$(271)	$(309)	$38	12%
Research and product development (operating cost)	$2,492	$3,030	$(538)	(18%	)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Research and product development	2014	2013	$ Change	% Change
Research and product development expense	$6,554	$9,438	$(2,884)	(31%	)
Less: Depreciation and amortization expense	$(1,355)	$(1,530)	$175	11%
Less: Stock-based compensation expense	$(480)	$(625)	$145	23%
Research and product development (operating cost)	$4,719	$7,283	$(2,564)	(35%	)

Research and product development expenses for the three months ended June 30, 2014 were $3.6 million, a decrease of ($0.6) million, or (14%), compared to the corresponding period of 2013. Excluding depreciation and amortization expense of ($0.8) million and stock-based compensation of ($0.3) million in each of the periods, research and product development costs were $2.5 million in the second quarter of 2014, a decline of ($0.5) million, or (18%), compared to the second quarter of 2013.

Research and product development expenses for the six months ended June 30, 2014 were $6.6 million, a decrease of ($2.9) million, or (31%), compared to the corresponding period of 2013. Excluding depreciation and amortization expense of ($1.4) million and ($1.5) million, respectively, and excluding stock-based compensation expense of ($0.5) million and ($0.6) million, respectively, in each of the periods, research and product development costs were $4.7 million in 2014, a decline of ($2.6) million, or (35%), compared to the first half of 2013.

The respective (18%) and (35%) reductions in 2014 were primarily a result of the redirection of engineering labour resources to revenue generating engineering service projects, by the receipt of government funding for certain of our research and product development efforts, by lower operating costs across the business due to our continued cost reduction efforts, and by lower labour costs in 2014 as a result of a 8% lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base. Government research funding is reflected as a cost offset to research and product development expenses, whereas labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
General and administrative	2014	2013	$ Change	% Change
General and administrative expense	$2,896	$2,874	$22	1%
Less: Depreciation and amortization expense	$(47)	$(45)	$(2)	(4%	)
Less: Restructuring charges	$(6)	$(135)	$129	96%
Less: Acquisition and integration costs	$-	$15	$(15)	(100%	)
Less: Financing charges	$-	$-	$-	-%
Less: Stock-based compensation expense	$(404)	$(446)	$42	9%
General and administrative (operating cost)	$2,439	$2,263	$176	8%

(Expressed in thousands of U.S. dollars)		Six months ended June 30,
General and administrative	2014	2013	$ Change	% Change
General and administrative expense	$5,676	$5,869	$(193)	(3%	)
Less: Depreciation and amortization expense	$(89)	$(92)	$3	3%
Less: Restructuring charges	$(8)	$(354)	$346	98%
Less: Acquisition and integration costs	$-	$(78)	$78	100%
Less: Financing charges	$-	$-	$-	-%
Less: Stock-based compensation expense	$(814)	$(901)	$87	10%
General and administrative (operating cost)	$4,765	$4,444	$321	7%

General and administrative expenses for the three months ended June 30, 2014 were $2.9 million, consistent with the corresponding period of 2013. Excluding relatively insignificant depreciation and amortization expense, restructuring charges and acquisition costs in each of the periods, and excluding stock-based compensation expense of ($0.4) million in each of the periods, general and administrative costs were $2.4 million in the second quarter of 2014, an increase of $0.2 million, or 8%, compared to the second quarter of 2013.

General and administrative expenses for the six months ended June 30, 2014 were $5.7 million, a decrease of ($0.2) million, or (3%), compared to the corresponding period of 2013. Excluding relatively insignificant depreciation and amortization expense and acquisition and integration costs in each of the periods, and excluding restructuring charges of ($0.4) million in 2013 and stock-based compensation expense of ($0.8) million and ($0.9) million, respectively, in each of the periods, general and administrative costs in 2014 were $4.8 million, an increase of ($0.3) million, or (7%), compared to the first half of 2013.

The respective 8% and 7% increases in 2014 were primarily as a result of higher legal and transaction related expenses incurred in 2014 as a result of the UTC and H2 Logic A/S intellectual property acquisitions and the Azure and M-Field licensing agreements, and higher human resources expenses related primarily to CEO search expenses. These cost pressures in 2014 more than offset lower labour costs in 2014 as a result of an 8% lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

Restructuring charges of $0.4 million in the first half of 2013 relate primarily to a minor restructuring focused on overhead cost reduction.

Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Sales and marketing	2014	2013	$ Change	% Change
Sales and marketing expense	$2,000	$1,922	$78	4%
Less: Stock-based compensation expense	$(246)	$(147)	$(99)	(67%	)
Sales and marketing (operating cost)	$1,754	$1,775	$(21)	(1%	)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Sales and marketing	2014	2013	$ Change	% Change
Sales and marketing expense	$3,895	$3,858	$37	1%
Less: Stock-based compensation expense	$(387)	$(291)	$(96)	(33%	)
Sales and marketing (operating cost)	$3,508	$3,567	$(59)	(2%	)

Sales and marketing expenses for the three months ended June 30, 2014 were $2.0 million, an increase of 4%, compared to the corresponding period of 2013. Excluding stock-based compensation expense of ($0.2) million and ($0.1) million, respectively, in each of the periods, sales and marketing costs were $1.8 million in the second quarter of 2014, a decrease of nil million, or (1%), compared to the second quarter of 2013.

Sales and marketing expenses for the six months ended June 30, 2014 were $3.9 million, an increase of nil million, or 1%, compared to the corresponding period of 2013. Excluding stock-based compensation expense of ($0.4) million and ($0.3) million, respectively, in each of the periods, sales and marketing costs were $3.5 million in 2014, a decrease of ($0.1) million, or (2%), compared to the second quarter of 2013.

Sales and marketing costs were essentially flat in 2014 as increased investment in sales and marketing capacity primarily in the Telecom Backup Power market were offset by the benefit of lower labour costs in 2014 as a result of a 8% lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

Finance income (loss) and other for the three and six months June 30, 2014 was ($0.2) million and $0.2 million, respectively, compared to $0.7 million and $0.1 million, respectively, for the corresponding periods of 2013. The following tables provide a breakdown of finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2014	2013	$ Change	% Change
Employee future benefit plan expense	$(45)	$(127)	$82	65%
Investment and other income	30	31	(1)	(3%	)
Foreign exchange gain (loss)	(200)	826	(1,026)	(124%	)
Finance income (loss) and other	$(215)	$730	$(945)	(129%	)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2014	2013	$ Change	% Change
Employee future benefit plan expense	$(90)	$(127)	$37	29%
Settlement of TPC funding obligation	-	(1,197)	1,197	100%
Investment and other income	57	62	(5)	(8%	)
Foreign exchange gain (loss)	240	1,313	(1,073)	(82%	)
Finance income (loss) and other	$207	$51	$156	306%

Employee future benefit plan expense for the three and six months ended June 30, 2014 and 2013 were nominal. Employee future benefit plan expense primarily represents the excess of expected interest cost on plan obligations in excess of the expected return on plan assets related to a curtailed defined benefit pension plan for our current and former United States employees.

Settlement expense related to the TPC funding obligation of ($1.2) million recorded in the first half of 2013 represents the excess of the settlement amount of $1.9 million over royalty amounts accrued as of the date of settlement of $0.7 million. On January 15, 2013, we reached an agreement with Technology Partnerships Canada (“TPC”) to terminate all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 2) in exchange for a final repayment to TPC of $1.9 million Canadian.

Foreign exchange gains (losses) for the three and six months ended June 30, 2014 were ($0.2) million and $0.2 million, respectively, compared to $0.8 million and $1.3 million, respectively, for the corresponding periods of 2013. Foreign exchange gains and losses are attributable primarily to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses are also impacted by the conversion of Dantherm Power’s assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date. Foreign exchange gains of $1.3 million in the first half of 2013 arose primarily as a result of the decline in the Canadian dollar in 2013, relative to the U.S. dollar, and its impact on our net Canadian dollar-denominated net liability position.

Investment and other income for the three and six months ended June 30, 2014 and 2013 were nominal and were earned primarily on our cash, cash equivalents and short-term investments.

Finance expense for the three and six months ended June 30, 2013 was ($0.2) million and ($0.5) million, respectively, compared to ($0.5) million and ($0.9) million, respectively, for the corresponding periods of 2013. Finance expense relates primarily to the sale and leaseback of our head office building in Burnaby, British Columbia which was completed on March 9, 2010. Due to the long term nature of the lease, the leaseback of the building qualifies as a finance (or capital) lease. Finance expense in 2013 also includes interest expense on convertible debt issued by our subsidiary Dantherm Power. On November 27, 2013, all of the convertible debt issued by Dantherm Power was exercised and converted into shares of Dantherm Power.

Impairment loss on investment for the six months ended June 30, 2014 was ($0.2) million, and consists of an impairment charge related to our non-core investment in Chrysalix Energy Limited Partnership (“Chrysalix”) which was written down from $0.2 million to its estimated net realizable value of nil. Impairment loss on investment for the three and six months ended June 30, 2013 was ($0.4) million and consists of a prior Chrysalix impairment charge.

Net loss attributed to non-controlling interests for the three and six months ended June 30, 2014 was ($0.4) million and ($0.7) million, respectively, compared to ($0.6) million and ($1.0) million, respectively, for the corresponding periods of 2013. Amounts primarily represent the non-controlling interest of Dantherm A/S and Azure in the losses of Dantherm Power as a result of their 48% total equity interest in the first half of 2014 and the second quarter of 2013 and their 43% total equity interest in the first quarter of 2013. The slight improvement in performance at Dantherm Power in 2014 as compared to 2013 is primarily a result of cost reduction efforts.

SUMMARY OF QUARTERLY RESULTS FROM CONTINUING OPERATIONS

The following table provides summary financial data for our last eight quarters from continuing operations:

(Expressed in thousands of U.S. dollars, except per share amounts	Quarter ended,
and weighted average shares outstanding which are expressed in thousands)
	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2014	2014	2013	2013
Revenues from continuing operations	$18,471	$13,992	$17,316	$17,003
Net income (loss) attributable to Ballard from	$(4,457)	$(3,841)	$(2,274)	$(4,574)
continuing operations
Net income (loss) per share attributable to	$(0.03)	$(0.03)	$(0.02)	$(0.05)
Ballard from continuing operations, basic and diluted
Weighted average common shares outstanding	130,392	114,756	109,113	99,364

	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2013	2013	2012	2012
Revenues	$14,597	$12,335	$16,476	$10,311
Net income (loss) attributable to Ballard	$(5,203)	$(7,936)	$(17,059)	$(9,185)
Net income (loss) per share attributable to	$(0.05)	$(0.09)	$(0.19)	$(0.10)
Ballard from continuing operations, basic and diluted
Weighted average common shares outstanding	99,233	92,233	91,801	89,269

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results from continuing operations. Variations in our net loss for the above periods were affected primarily by the following factors:

  Revenues: Variations in fuel cell revenues reflect the demand and timing of our customers’ fuel cell vehicle, bus and fuel cell product deployments as well as the demand and timing of their engineering services projects.

  Variations in fuel cell revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts including our contract with Volkswagen which commenced in the first quarter of 2013, our Azure Bus Licensing Agreement which commenced in the third quarter of 2013, and our Azure Telecom Backup Power Licensing Agreement which commenced in the second quarter of 2014. Revenues were also positively impacted in 2013 and in the third and fourth quarters of 2012 as a result of our acquisition of Idatech’s key assets and product lines as of August 1, 2012.

  Operating expenditures: Operating expenses were negatively impacted by restructuring charges of ($1.6) million in the third quarter of 2012 as a result of a 7% workforce reduction. Restructuring charges are recognized in general and administrative expense. Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.

  Finance income (loss): The net loss for the first quarter of 2013 was negatively impacted by a charge of ($1.2) million related to the settlement of a TPC funding obligation.

  Impairment loss on property, plant and equipment: The net loss for the fourth quarter of 2012 was negatively impacted by an impairment charge of ($0.6) million related to the write-down of manufacturing equipment never put into use.

  Impairment loss on goodwill: The net loss for the fourth quarter of 2012 was negatively impacted by an impairment charge of ($10.0) million related to a write-down of goodwill in our Fuel Cell Products segment.

CASH FLOWS

Cash, cash equivalents and short-term investments were $36.4 million (or $36.4 million net of Operating Facility draws of nil) at June 30, 2014, compared to $30.3 million (or $30.3 million net of Operating Facility draws of nil) at December 31, 2013. The $6.1 million increase in cash, cash equivalents and short-term investments in 2014 was driven by net proceeds from share purchase warrant exercises of $12.3 and employee share purchase option proceeds of $6.8 million. These inflows were partially offset by a net loss (excluding non-cash items) of ($4.5) million, by net working capital requirements of ($5.1) million, and by investing activities of ($3.3) million related primarily to the acquisition of UTC’s intellectual property assets.

For the three months ended June 30, 2014, cash used by operating activities was ($2.9) million, consisting of cash operating losses of ($2.3) million and net working capital outflows of ($0.6) million. For the three months ended June 30, 2013, cash used by operating activities was ($4.7) million, consisting of cash operating losses of ($3.2) million and net working capital outflows of ($1.5) million. The $1.8 million decrease in cash used by operating activities in the second quarter of 2014, as compared to the second quarter of 2013, was driven by the relative improvement in cash operating losses of $0.9 million, combined with lower relative working capital requirements of $0.9 million.

The $0.9 million improvement in cash operating losses was due primarily to the $2.1 million improvement in Adjusted EBITDA, partially offset by lower Finance and other income of ($0.9) million. In the second quarter of 2014, net working capital cash outflows of ($0.6) million was due to higher accounts receivable of ($1.6) million primarily as a result of the timing of Engineering Services, Bus and Telecom Backup Power revenues and the related customer collections, by increased inventory of ($0.5) million to support higher product shipments expected in the last half of the year, and by lower deferred revenue of ($0.6) million as we completed the contract work on certain Engineering Services and SDTC government grant contracts for which we received pre-payments in an earlier period. These working capital outflows in the second quarter of 2014 were partially offset by working capital inflows related to higher accounts payable and accrued liabilities of $2.0 million due primarily to the timing of purchases and supplier payments. Working capital outflows of ($1.5) million in the second quarter of 2013 were driven by increased inventory of ($3.2) million to support higher product shipments expected in the last half of 2013, combined with lower accounts payable and accrued liabilities of ($1.0) million due primarily to the quarterly TPC settlement payment and increased supplier payments. These working capital outflows in the second quarter of 2013 were partially offset by cash inflows as a result of lower accounts receivable of $2.7 million due primarily to the timing of Engineering Services and Telecom Backup Power revenues and the related customer collections.

For the six months ended June 30, 2014, cash used in operating activities in the first half of 2014 was ($9.6) million, consisting of cash operating losses of ($4.5) million and net working capital outflows of ($5.1) million. For the six months ended June 30, 2013, cash used in operating activities in the first half of 2013 was ($11.7) million, consisting of cash operating losses of ($9.4) million and net working capital outflows of ($2.3) million. The $2.1 million reduction in cash used by operating activities in the first half of 2014, as compared to the first half of 2013, was driven by the relative improvement in cash operating losses of $4.9 million, partially offset by higher relative working capital requirements of ($2.8) million. The $4.9 million improvement in cash operating losses was due primarily to the $4.5 million improvement in Adjusted EBITDA. In the first half of 2014, net working capital outflows of ($5.1) million was driven by higher accounts receivable of ($3.9) million primarily as a result of the timing of Engineering Services, Bus and Telecom Backup Power revenues and the related customer collections, and by lower deferred revenue of ($3.0) million as we completed the contract work on certain Engineering Services and SDTC government grant contracts for which we received pre-payments in an earlier period. These working capital outflows in the first half of 2014 were partially offset by working capital inflows related to higher accounts payable and accrued liabilities of $3.5 million due primarily to the timing of purchases and supplier payments. Working capital outflows of ($2.3) million during the first half of 2013 were driven by higher inventory of ($3.0) million due to the buildup of inventory to support higher product shipments expected in the last half of 2013, and by higher accounts receivable of ($1.8) million primarily as a result of the timing of Telecom Backup Power revenues and the related customer collections, partially offset by higher deferred revenue of $1.9 million as we received Engineering Services and SDTC government grant receipts in advance of incurring the related contract work.

Investing activities resulted in cash outflows of ($3.2) million and ($3.3) million, respectively, for the three and six months ended June 30, 2014, compared to cash inflows of $8.9 million and $21.2 million for the corresponding periods of 2013. Changes in short-term investments resulted in cash inflows of nil for the three and six month periods ended June 30, 2014, compared to cash inflows of $8.9 million and $12.1 million, respectively, for the corresponding periods of 2013. Balances change between cash equivalents and short-term investments as we make investment decisions with regards to the term of investments and our future cash requirements. Other cash investing activities in the first half of 2014 consist primarily of the investment in fuel cell technology of ($2.8) million related primarily to the acquisition of the UTC intellectual property assets, and capital expenditures of ($0.4) million. Other cash Investing activities in the first half of 2013 consist primarily of net proceeds of $9.0 million received on the disposition of the former Material Products segment.

Financing activities resulted in cash inflows of $0.9 million and $18.9 million, respectively, for the three and six months ended June 30, 2014, compared to cash outflows of ($1.6) million and inflows of $6.5 million, respectively, for the corresponding periods of 2013. Financing activities in the first half of 2014 include net proceeds from share purchase warrant exercises of $12.3 and employee share purchase option proceeds of $6.8 million. Financing activities in the first half of 2013 include net March Offering proceeds of $6.8 million, Anglo Note financing of $4.0 million, and proceeds related to the Azure investment in Dantherm Power of $2.0 million. These financing cash inflows in 2013 were partially offset by repayments of ($6.2) million against our Operating Facility which was used to assist with the financing of our working capital requirements.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2014, we had total Liquidity of $36.4 million. We measure Liquidity as our net cash position, consisting of the sum of our cash, cash equivalents and short-term investments of $36.4 million, net of amounts drawn on our $7 million Canadian demand revolving facility (“Operating Facility”) of nil. The Operating Facility is occasionally used to assist in financing our short term working capital requirements and is secured by a hypothecation of our cash, cash equivalents and short-term investments.

We also have a $1.8 million Canadian capital leasing facility (“Leasing Facility”) which is used to finance the acquisition and / or lease of operating equipment and is secured by a hypothecation of our cash, cash equivalents and short-term investments. At June 30, 2014, $1.6 million Canadian was outstanding on the Leasing Facility.

Our Liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities at all times. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on Fuel Cell Products and Services revenue growth, improving overall gross margins, minimizing Cash Operating Costs, managing working capital requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. As a result of our recent actions to bolster our cash balances including the disposition of the Material Products division, the March and October 2013 equity Offerings and the exercise of certain of the related share purchase warrants in 2014, and the issuance and conversion of the Anglo Note, we believe that we have adequate liquidity in cash and working capital to meet this Liquidity objective and to finance our operations.

Failure to achieve or maintain this Liquidity objective could have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this Liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, and make increased investments in working capital as we grow our business, our actual liquidity requirements will also vary and will be impacted by our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

In addition to our existing cash reserves of $36.4 million at June 30, 2014, there are 0.25 million warrants outstanding (expire on March 27, 2018) from the March Offering each of which enables the holder to purchase one common share at a fixed price of $1.50 per common share, and 1.7 million warrants outstanding (expire on October 9, 2018) from the October Offering each of which enable the holder to purchase one common share at a fixed price of $2.00 per common share. If any of these warrants are exercised, our liquidity position would be further augmented. We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To enable such an action and to allow the exercise of warrants, we filed a short form base shelf prospectus (“Prospectus”) in May 2014 in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 (“Registration Statement”) with the United States Securities and Exchange Commission. These filings enable offerings of equity securities during the effective period (to June 2016) of the Prospectus and Registration Statements. However, no assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company.

2014 BUSINESS OUTLOOK

We expect the positive growth trends in 2013 to continue in 2014 with a similar trajectory as we continue to pursue our growth strategy for fuel cell product sales, engineering services and intellectual property licensing. For 2014, we continue to expect:

  Revenue growth of approximately 30% (over 2013 revenue of $61.3 million); and

  Approximately break-even Adjusted EBITDA (from ($8.2) million in 2013).

Consistent with the past couple of years, we expect to generate approximately 60% of our 2014 revenue in the second half of the year. While our strategic focus on multiple fuel cell product markets, engineering services and intellectual property licensing serves to mitigate risk, the resulting cadence in customer demand can be uneven through the early stages of market development.

Our revenue outlook for 2014 is based on our internal revenue forecast which reflects an assessment of overall business conditions and takes into account actual sales in the first half of 2014, sales orders received for units and services to be delivered in the remainder of 2014, and an estimate with respect to the generation of new sales in each of our markets for the balance of 2014. The primary risk factors that could cause us to miss our revenue guidance for 2014 are Azure not fulfilling its obligations under the Azure Bus and Telecom Backup Power Licensing Agreements, delays from forecast in terms of closing and delivering expected sales primarily in our Telecom Backup Power and Engineering Services markets, and risks of variances in the sales forecasts in our Telecom Backup Power, Engineering Services and Material Handling markets.

The key drivers for the expected improvement in Adjusted EBITDA for 2014 are expected increases in gross margins driven primarily by the above noted 30% increase in expected overall revenues combined with a continued shift to higher-margin Engineering Services and intellectual property licensing revenues, supported by continued operating expense optimization and a resulting reduction in Cash Operating Costs to the low to mid-$20 million range in 2014 from $28.3 million in 2013.

Consistent with the expectation that a majority of our 2014 revenue will fall in the last half of the year, Adjusted EBITDA is expected to be improved in the last half of 2014, as compared to the first half of 2014.

Our Adjusted EBITDA outlook for 2014 is based on our internal Adjusted EBITDA forecast and takes into account our actual results for the first half of 2014, our forecasted gross margin related to the above revenue forecast, the costs of our current and forecasted Cash Operating Costs, and assumes an average U.S. dollar exchange rate in the low 90’s in relation to the Canadian dollar for 2014. The primary risk factors that could cause us to miss our target Adjusted EBITDA outlook for 2014 is lower than expected gross margins due to (i) Azure not fulfilling its obligations under the Azure Bus and Telecom Backup Power Licensing Agreements and other purchase commitments, unexpected delays in terms of closing and delivering expected sales orders primarily in our Telecom Backup Power and Engineering Services markets, or lower revenues from forecast due to potential disruptions in the Material Handling market as a result of our reliance on a single customer in this market; (ii) shifts in product and service sales mix negatively impacting projected gross margin as a percentage of revenues; or (iii) delays in the timing of our projected product cost reductions. In addition, Adjusted EBITDA could also be negatively impacted by increases in Cash Operating Costs as a result of (i) lower than anticipated labour-based engineering services revenues or government cost recoveries, or increased product development costs due to unexpected cost overruns; or (ii) negative foreign exchange impacts due to a higher than expected Canadian dollar which impacts the cost of our Canadian dollar denominated operating expense base (primarily labour). A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.2 million to $0.3 million.

Similar to prior years and consistent with our revenue, Cash Operating Cost and Adjusted EBITDA performance expectations for 2014 and the resulting expected impacts on gross margin and working capital, we expect cash used in operating activities in 2014 to be higher in the first half of 2014, as compared to the second half of 2014. Cash used in operating activities in the first half of 2014 is expected to be negatively impacted by the payout of annual 2013 employee bonuses, the buildup of inventory to support higher product shipments in the last half of the year, and by the timing of revenues and the related customer collections which are also expected to be skewed towards the last half of the year. Our cash used in operating activities expectations for 2014 are based on our internal net cash forecast and takes into account our actual results for the first half of 2014 and our forecasted net cash requirements for the balance of the year as a result of the above noted Adjusted EBITDA forecast and our expectations for working capital requirements. The primary risk factors that could cause us to miss our cash flow from operations expectations for 2014 are lower than expected Adjusted EBITDA performance as a result of the occurrence of any or all of the above noted risk factors, and increased working capital requirements primarily as a result of (i) higher than anticipated accounts receivable due to delays in the timing of revenues and the related customer collections, (ii) unexpected changes in the timing and amount of expected government grants and the related contract payments; (iii) unexpected changes in the timing and mix of supplier purchases and payments; and (iv) increased inventory levels due to unexpected changes in the timing and mix of expected product shipments.

Furthermore, potential fluctuations in our financial results make financial forecasting difficult. The Company's revenues, cash flows and other operating results can vary significantly from quarter to quarter. Sales and margins may be lower than anticipated due to general economic conditions, market-related factors and competitive factors. Cash receipts may also vary from quarter to quarter due to the timing of cash collections from customers. As a result, quarter-to-quarter comparisons of revenues, cash flows and other operating results may not be meaningful. In addition, due to the early stage of development of the market for hydrogen fuel cell products, it is difficult to accurately predict future revenues, cash flows or results of operations on a quarterly basis. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors. If this occurs, the trading price of the Company's shares may be materially and adversely affected.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

Periodically, we use forward foreign exchange and forward platinum purchase contracts to manage our exposure to currency rate fluctuations and platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are either (i) recorded in our statement of comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in our statement of operations if either not designated, or not qualified, under hedge accounting criteria. At June 30, 2014, we had outstanding foreign exchange currency contracts to purchase a total of Canadian $6.5 million at an average rate of $1.11 Canadian per $1.00 United States, resulting in an unrealized gain of $0.2 million.

In addition, we had outstanding platinum forward purchase contracts to purchase $0.7 million of platinum at an average rate of $1,425 per troy ounce, resulting in a nominal unrealized gain at June 30, 2014.

At June 30, 2014, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

At June 30, 2014, we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than	1-3 years	3-5 years	After 5
		one year			years
Operating leases	$16,978	$1,597	$5,259	$5,160	$4,962
Capital leases	16,366	2,084	3,246	2,504	8,532
Asset retirement obligations	5,936	-	-	-	5,936
Total contractual obligations	$39,280	$3,681	$8,505	$7,664	$19,430

In addition, we have outstanding commitments of $0.1 million related primarily to purchases of capital assets at June 30, 2014. Capital expenditures pertain to our regular operations and are expected to be funded through cash on hand. Furthermore, we have issued irrevocable bank guarantees totaling $0.7 million at June 30, 2014 related primarily to equipment prepayments received that expire in December 2014.

As of June 30, 2014, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of CDN $5.4 million) on sales of certain fuel cell products for commercial distributed utility applications. No royalties have been incurred to date as a result of this agreement.

As of June 30, 2014, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of CDN $2.2 million) on sales on certain fuel cell products for commercial transit applications. No royalties have been incurred to date as a result of this agreement.

In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties. Our Arrangement with Superior Plus includes an indemnification agreement dated December 31, 2008 (the "Indemnity Agreement"), which sets out the parties’ continuing obligations to the other. The Indemnity Agreement has two basic elements: it provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants as well as, in our case, any liability relating to our business which is suffered by Superior Plus. Our indemnity to Superior Plus with respect to our representation relating to the existence of our tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of CDN $7.4 million with a threshold amount of CDN $0.5 million before there is an obligation to make a payment.

Second, the Indemnity Agreement provides for adjustments to be paid by us, or to us, depending on the final determination of the amount of our Canadian non-capital losses, scientific research and development expenditures and investment tax credits generated to December 31, 2008, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. At June 30, 2014, we have not accrued any amount owing, or receivable, as a result of the Indemnity Agreement or any other indemnity agreements undertaken in the ordinary course of business.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in either us or Dantherm Power, together with their subsidiaries and affiliates. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices at fair value. For the three and six months ended June 30, 2014 and 2013, related party transactions and balances are limited to transactions between Dantherm Power and its non-controlling interests as follows:

(Expressed in thousands of U.S. dollars)	Three Months Ended June 30,
Transactions with related parties	2014	2013
Purchases	$60	$28
Finance expense on Dantherm Power debt to Dantherm Power non-	$9	$85
controlling interests

(Expressed in thousands of U.S. dollars)	Six Months Ended June 30,
Transactions with related parties	2014	2013
Purchases	$99	$69
Finance expense on Dantherm Power debt to Dantherm Power non-	$17	$173
controlling interests

(Expressed in thousands of U.S. dollars)	As at June 30,
Balances with related parties	2014	2013
Trade accounts payable	$131	$61
Interest payable	$33	$85
Dantherm Power debt to Dantherm Power non-controlling interests	$547	$2,737

On November 27, 2013, all of the convertible debt issued by our subsidiary Dantherm Power to the non-controlling interests in Dantherm Power was exercised and converted into shares of Dantherm Power. The conversion did not impact the respective ownership of Dantherm Power with Ballard retaining a 52% ownership interest as compared to a 38% interest held by Dantherm A/S and a 10% interest held by Azure. On conversion, the convertible debt (including interest payable) held by the non-controlling interests, Dantherm A/S and Azure, totaling $3.5 million, was reclassified on Ballard’s statement of financial position from debt to equity. As of June 30, 2014, the outstanding Dantherm Power debt (including interest) to Dantherm Power non-controlling interests totals $0.6 million, bears interest at 6.0% per annum, is non-convertible, and is repayable by December 31, 2015.

OUTSTANDING SHARE DATA

As at July 29, 2014
Common share outstanding	132,031,075
Warrants outstanding	1,947,563
Options outstanding	4,330,761

CRITICAL ACCOUNTING POLICIES AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical Judgments in Applying Accounting Policies:

Critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is limited to our assessment of the Corporation’s ability to continue as a going concern (See Note 2 (e) to our condensed consolidated interim financial statements).

Our significant accounting policies are detailed in note 4 to our annual consolidated financial statements for the year ended December 31, 2013, with the exception of the new accounting standards adopted by the Corporation effective January 1, 2014 which are detailed in Note 3 to the condensed consolidated interim financial statements.

Key Sources of Estimation Uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next financial year.

REVENUE RECOGNITION

Revenues are generated primarily from product sales, services and licenses in our Fuel Cell Products and Services segment. Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Service and license revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to us; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties. Revenue recognition for standard equipment and material sales contracts does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

  The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

  The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the probability that the revenue will be received and in determining the measurement of that amount.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

During the three and six months ended June 30, 2014 and 2013, there were no material adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

The carrying amounts of our non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment.

If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated at least annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. A cash-generating unit to which goodwill has been allocated reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if our market capitalization decreased due to a decline in the trading price of our common stock, which could negatively impact the fair value of our operating segments.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Based on the impairment test performed as at December 31, 2013 and our assessment of current events and circumstances, we have concluded that no goodwill impairment test was required for the three and six months ended June 30, 2014.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received.

In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three and six months ended June 30, 2014, we recorded provisions to accrued warranty liabilities of $0.3 million and $0.3 million, respectively, for new product sales, compared to $0.3 million and $0.8 million, respectively, for the three and six months ended June 30, 2013.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three and six months ended June 30, 2014 were adjusted downwards by a net amount of nil and ($0.3) million, respectively, compared to a net adjustment downwards of ($0.3) million and ($0.7) million, respectively, for the three and six months ended June 30, 2013. The adjustments to the accrued warranty liability provisions were primarily due to contractual expirations, changes in estimated and actual costs to repair, and improved lifetimes and reliability of our fuel cell products.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three and six months ended June 30, 2014, inventory provisions of $0.6 million and $0.6 million, respectively, were recorded as a charge to cost of product and service revenues, compared to nil and $0.1 million, respectively, for the three and six months ended June 30, 2013.

EMPLOYEE FUTURE BENEFITS

The present value of our defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

INCOME TAXES

We use the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. As of June 30, 2014 and 2013, we have not recorded any deferred income tax assets on our consolidated statement of financial position.

NEW AND FUTURE IFRS ACCOUNTING POLICIES

Recently Adopted Accounting Policy Changes:

As required by IFRS, we adopted the following accounting standard changes and amendments effective January 1, 2014.

AMENDMENTS to IAS 32 – OFFSETTING FINANCIAL ASSETS AND LIABILITIES

Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” clarifies that an entity currently has a legally enforceable right to set-off if that right is:

(a)	not contingent on a future event; and

(b)	enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties.

The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The adoption of the amendments to IAS 32 does not have a material impact on our consolidated financial statements.

AMENDMENTS to IAS 39 – NOVATION OF DERIVATIVES AND CONTINUATION OF HEDGE ACCOUNTING

Amendments to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting” add a limited exception to provide relief from discontinuing an existing hedging relationship when a novation that was not contemplated in the original hedging documentation meets specific criteria.

The adoption of the amendments to IAS 39 does not have a material impact on our consolidated financial statements.

Future Accounting Policy Changes:

The following is an overview of accounting standard changes that we will be required to adopt in future years.

We do not expect to adopt any of these standards before their effective dates and we continue to evaluate the impact of these standards on our consolidated financial statements.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS

On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.

The new standard is effective for fiscal years ending on or after December 31, 2017 and is available for early adoption.

The Corporation intends to adopt IFRS 15 in its financial statements for the fiscal year beginning on January 1, 2017. The extent of the impact of adoption has not yet been determined.

IFRS 9 – FINANCIAL INSTRUMENTS

In November 2009, the IASB issued IFRS 9 Financial Instruments (“IFRS 9 (2009)”), and in October 2010, the IASB published amendments to IFRS 9 (“IFRS 9 (2010)”). In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (“IFRS 9 (2013)”).

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduces additional changes relating to financial liabilities.

IFRS 9 (2013) includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model.

IFRS 9 (2013) also removed the January 1, 2015 effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized; however, in February 2014, the IASB tentatively decided that IFRS 9 would be mandatorily effective for fiscal years beginning on or after January 1, 2018.

The Corporation intends to adopt IFRS 9 in its financial statements for the fiscal year beginning January 1, 2018. The extent of the impact of adoption has not yet been determined.

SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs, EBITDA and Adjusted EBITDA, and Normalized Net Loss. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP.

Cash Operating Costs
This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on a cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis.

We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges. The following tables show a reconciliation of operating expenses to Cash Operating Costs from continuing operations for the three and six months ended June 30, 2014 and 2013:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Cash Operating Costs	2014	2013	$ Change
Total Operating Expenses	$8,452	$8,938	$(486)
Stock-based compensation expense	(921)	(902)	(19)
Acquisition and integration costs	-	15	(15)
Restructuring charges	(6)	(135)	129
Financing charges	-	-	-
Depreciation and amortization	(840)	(848)	8
Cash Operating Costs	$6,685	$7,068	$(383)
(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Cash Operating Costs	2014	2013	$ Change
Total Operating Expenses	$16,125	$19,165	$(3,040)
Stock-based compensation expense	(1,681)	(1,817)	136
Acquisition and integration costs	-	(78)	78
Restructuring charges	(8)	(354)	346
Financing charges	-	-	-
Depreciation and amortization	(1,444)	(1,622)	178
Cash Operating Costs	$12,992	$15,294	$(2,302)

EBITDA and Adjusted EBITDA
These supplemental non-GAAP measures are provided to assist readers in determining our operating performance and ability to generate operating cash flow. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net loss attributable to Ballard from continuing operations, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs. The following tables show a reconciliation of net income attributable to Ballard to EBITDA and Adjusted EBITDA from continuing operations for the three and six months ended June 30, 2014 and 2013:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
EBITDA and Adjusted EBITDA	2014	2013	$ Change
Net loss from continuing operations attributable
to Ballard	$(4,457)	$(5,203)	$746
Depreciation and amortization	1,425	933	492
Finance expense	234	493	(259)
Income taxes	449	-	449
EBITDA attributable to Ballard	$(2,349)	$(3,777)	$1,428
Stock-based compensation expense	921	902	19
Acquisition and integration costs	-	(15)	15
Finance and other (income) loss	215	(730)	945
Impairment of goodwill	-	-	-
Impairment of equity investment	(1)	363	(364)
Loss (gain) on sale of property, plant and
equipment	-	(18)	18
Adjusted EBITDA	$(1,214)	$(3,275)	$2,061

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
EBITDA and Adjusted EBITDA	2014	2013	$ Change
Net loss from continuing operations attributable
to Ballard	$(8,298)	$(13,139)	$4,841
Depreciation and amortization	2,645	2,573	72
Finance expense	476	920	(444)
Income taxes	526	-	526
EBITDA attributable to Ballard	$(4,651)	$(9,646)	$4,995
Stock-based compensation expense	1,681	1,817	(136)
Acquisition and integration costs	-	78	(78)
Finance and other (income) loss	(207)	(51)	(156)
Impairment of goodwill	-	-	-
Impairment of equity investment	149	363	(214)
Loss (gain) on sale of property, plant and
equipment	(1)	(43)	42
Adjusted EBITDA	$(3,029)	$(7,482)	$4,453

Normalized Net Loss
This supplemental non-GAAP measure is provided to assist readers in determining our financial performance. We believe this measure is useful in assessing our actual performance by adjusting our results from continuing operations for one-time transactional gains and losses and impairment losses. Normalized Net Loss differs from the most comparable GAAP measure, net loss attributable to Ballard from continuing operations, primarily because it does not include transactional gains and losses and asset impairment charges. The following table shows a reconciliation of net loss attributable to Ballard from continuing operations to Normalized Net Loss for the three and six months ended June 30, 2014 and 2013.

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Normalized Net Loss	2014	2013	$ Change
Net loss attributable to Ballard from continuing
operations	$(4,457)	$(5,203)	$746
Settlement of TPC funding obligation	-	-	-
Impairment of equity investment	(1)	363	(364)
Impairment of goodwill	-	-	-
Impairment of property, plant and equipment	-	-	-
Normalized Net Loss	$(4,458)	$(4,840)	$382
Normalized Net Loss per share	$(0.03)	$(0.05)	$0.01

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Normalized Net Loss	2014	2013	$ Change
Net loss attributable to Ballard from continuing
operations	$(8,298)	$(13,139)	$4,841
Settlement of TPC funding obligation	-	1,197	(1,197)
Impairment of equity investment	149	363	(214)
Impairment of goodwill	-	-	-
Impairment of property, plant and equipment	-	-	-
Normalized Net Loss	$(8,149)	$(11,579)	$3,430
Normalized Net Loss per share	$(0.07)	$(0.12)	$0.05

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosures. We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the three and six months ended June 30, 2014, there were no material changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering Dantherm Power.

RISKS & UNCERTAINTIES

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form which remain substantively unchanged. The risks and uncertainties described in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

FORWARD-LOOKING STATEMENTS DISCLAIMER

This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources of capital and our outlook including our estimated revenue and gross margins, cash flow from operations, Cash Operating Costs, EBITDA and Adjusted EBITDA (see Non-GAAP Measures) contained in our “Business Outlook”, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain factors and assumptions disclosed in our “Outlook” as well as specific assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product and service volumes at the expected prices, and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product and service pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product or service pricing; changes in our customers' requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; our ability to protect our intellectual property; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.